VIVENDI UNIVERSAL ANNOUNCES AGREEMENT ON
PRE-EMPTIVE RIGHT PERIOD REGARDING CEGETEL

Paris, November 6, 2002 – Vivendi Universal [NYSE: V; Paris Bourse: EX FP] announces that it has reached an agreement with Vodafone Group Plc (“Vodafone”), BT Group plc (“BT”) and SBC Communications Inc. (“SBC”) regarding Vivendi’s pre-emptive rights over the interests in Cegetel Groupe S.A. which Vodafone has agreed to acquire from BT and SBC.

As a result of this agreement, it is confirmed that Vivendi Universal will be entitled to exercise its pre-emptive rights until December 10, 2002.

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